June 23, 2016

Via EDGAR

Marianne Dobelbower

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	AIM International Mutual Funds (Invesco International Mutual Funds)
File Nos. 811-06463 and 033-44611

Dear Ms. Dobelbower:

Below are responses to your comments, which we received on June 10, 2016, relating to Post-Effective Amendment No. 68 (the “Amendment”) to the AIM International Mutual Funds’ (Invesco International Mutual Funds’) (the Registrant’s) registration statement on Form N-1A The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 11, 2016, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective June 30, 2016. For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment. The comments and responses apply to Class A, C, R, R5, Y, and R6 Shares of Invesco Global Sustainable Equity Fund (the “Fund”). Any disclosure changes required by these responses will be incorporated into a filing made pursuant to Rule 497(c) under the 1933 Act for the Registrant. As requested, pages reflecting changes to the summary prospectus and statutory prospectus are included with this letter.

SUMMARY PROSPECTUS

Principal Investment Strategies of the Fund (p. 1)

1.	Comment: With respect to the 1st sentence in the 2nd paragraph under the section entitled “Principal Investment Strategies of the Fund,” does the Fund intend to define mid and large-capitalization issuers?

Response: The second paragraph is revised and the following disclosure has been added as the third paragraph under the “Principal Investment Strategies of the Fund” section of the summary prospectus:

The Fund is an all-capitalization portfolio, which will invest primarily in securities within the market capitalization range of the MSCI World Index during the most recent 11-month period (based on month-end data) plus the most recent date during the current month. Occasionally it may also hold small-capitalization securities which fall below the market capitalization range.

Under the “Objective and Strategies” section of the statutory prospectus, the third paragraph is revised and the following disclosure has been added as the fourth paragraph of this section:

The Fund is an all-capitalization portfolio, which will invest primarily in securities within the market capitalization range of the MSCI World Index during the most recent 11-month period (based on month-end data) plus the most recent date during the current month. Occasionally it may also hold small-capitalization securities which fall below the market capitalization range. As of May 31, 2016, the capitalization of companies in the MSCI World Index ranged from $899 million to $556.8 billion.

Fees and Expenses of the Fund (p. 1)

2.	Comment: Please confirm supplementally that the headings for the table below the section entitled “Fees and Expenses of the Fund” will be included.

Response: The Registrant confirms the Fee Table has been updated to include the appropriate headings.

Principal Investment Strategies of the Fund (p. 1)

3.	Comment: With respect to the 1st sentence in the 3rd paragraph under the section entitled “Principal Investment Strategies of the Fund,” please supplementally describe criteria to determine “economically tied to at least three different countries, including the U.S.”

Response: The Registrant directs the Staff to pg. 5 of the Statement of Additional Information (under “Investment Strategies and Risks, Foreign Investments, Foreign Securities”) that states “The Fund considers various factors when determining whether a company is in a particular country or region/continent, including whether (1) it is organized under the laws of a country or in a country in a particular region/continent; (2) it has a principal office in a country or in a country in a particular region/continent; (3) it derives 50% or more of its total revenues from businesses in a country or in a country in a particular region/continent; and/or (4) its securities are traded principally on a security exchange, or in an over-the-counter (OTC) market, in a particular country or in a country in a particular region/continent.”

4.	Comment: With respect to the 2nd sentence in the 4th paragraph under the section entitled “Principal Investment Strategies of the Fund,” please supplementally describe the starting point (i.e., investable universe) and if there are any additional factors.

Response: The 2nd sentence in the 4th paragraph under the section entitled “Principal Investment Strategies of the Fund” section will be revised as follows:

The Fund engages a third party vendor with a global research universe of around 3,500 companies to identify companies that do not meet certain environmental and social standards,

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which include but are not limited to companies involved in fossil fuels, nuclear power, firearms and armaments, alcohol, cluster munitions, pornography, tobacco and genetic engineering of crops or animals.

5.	Comment: With respect to the 2nd sentence in the 4th paragraph under the section entitled “Principal Investment Strategies of the Fund,” for exclusionary factors currently listed, please supplementally include any other exclusionary factors, if any, known as of the date of Fund launch.

Response: The Registrant is not aware of any other exclusionary factors at this time.

Fees and Expenses of the Fund (p. 1)

6.	Comment: With respect to the Fee Table and Footnote #3, confirm supplementally if the Adviser may recoup any advisory fees that it has contractually agreed to waive and/or reimburse.

Response: The Registrant confirms that there are no recoupment policies in place for the Adviser to recoup expenses paid under the fee waiver and/or expense reimbursement.

Principal Risks of Investing in the Fund (p. 2)

7.	Comment: With respect to the Foreign Securities Risk, will this Fund hedge foreign currency.

Response: The Fund will not hedge foreign currency.

8.	Comment: With respect to the Geographic Concentration Risk, please supplementally explain if the Fund will invest in other countries or regions outside the European Union; if so, please consider adding the risks for the country or region.

Response: While the Fund may invest in countries outside of the European Union, it does not believe that such countries present endemic, material risks that require risk disclosure that is not already provided.

STATUTORY PROSPECTUS

Investment Objective(s), Strategies, Risks and Portfolio Holdings (p. 3)

9.	Comment: With respect to the 10th paragraph under Objective(s) and Strategies, confirm supplementally that all principal strategies are in the prospectus.

Response: The Registrant confirms that all principal strategies are in the prospectus. There are other investments and investment techniques described in the Statement of Additional Information in which the Fund may invest in, but none are considered principal strategies.

With respect to the foregoing comments, Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.

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2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.

3.	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please do not hesitate to contact me at 713-214-1968, if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Stephen R. Rimes
Stephen R. Rimes Assistant General Counsel

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Table of Contents

Fund Summary
Investment Objective(s)
The Fund’s investment objective is long-term growth of capital.
Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.
You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Invesco Funds. More information about these and other discounts is available from your financial professional and in the section “Shareholder Account Information-Initial Sales Charges (Class A Shares Only)” on page A-3 of the prospectus and the section “Purchase, Redemption and Pricing of Shares-Purchase and Redemption of Shares” on page G-1 of the statement of additional information (SAI).
Shareholder Fees (fees paid directly from your investment)
Class:	A	C	R	Y
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	None	None	None

Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	None [1]	1.00%	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Class:	A	C	R	Y
Management Fees	0.65%	0.65%	0.65%	0.65%

Distribution and/or Service (12b-1) Fees	0.25	1.00	0.50	None

Other Expenses[2]	15.99	15.99	15.99	15.99

Total Annual Fund Operating Expenses	16.89	17.64	17.14	16.64

Fee Waiver and/or Expense Reimbursement[3]	16.04	16.04	16.04	16.04

Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.85	1.60	1.10	0.60

1	A contingent deferred sales charge may apply in some cases. See “Shareholder Account Information-Contingent Deferred Sales Charges (CDSCs).”
2	"Other Expenses” are based on estimated amounts for the current fiscal year.
3	Invesco Advisers, Inc. (Invesco or the Adviser) has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding certain items discussed in the SAI) of Class A, Class C, Class R and Class Y shares to 0.85%, 1.60%, 1.10% and 0.60%, respectively, of the Fund’s average daily net assets (the “expense limits”). Unless Invesco continues the fee waiver agreement, it will terminate on July 30, 2017. During its term, the fee waiver agreement cannot be terminated or amended to increase the expense limits without approval of the Board of Trustees.
Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.
The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain equal to the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement in the first year and the Total Annual Fund Operating Expenses thereafter.
Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
	1 Year	3 Years
Class A	$632	$3,573

Class C	$263	$3,364

Class R	$112	$3,255

Class Y	$ 61	$3,143

You would pay the following expenses if you did not redeem your shares:
	1 Year	3 Years
Class A	$632	$3,573

Class C	$163	$3,364

Class R	$112	$3,255

Class Y	$ 61	$3,143

Portfolio Turnover. The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual Fund operating expenses or in the example, affect the Fund’s performance. No portfolio turnover rate is disclosed because the Fund had not yet commenced operations prior to the date of this prospectus.
Principal Investment Strategies of the Fund
The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities and other instruments that have economic characteristics similar to such securities.
The Fund invests primarily in equity securities and depositary receipts of U.S. and foreign. The principal types of equity securities in which the Fund invests are common and preferred stocks. The Fund may also invest in real estate investment trusts (REITs) of domestic and foreign issuers.
The Fund is an all-capitalization portfolio, which will invest primarily in securities within the market capitalization range of the MSCI World Index during the most recent 11-month period (based on month-end data) plus the most recent data during the current month. Occasionally it may also hold small-capitalization securities which fall below the market capitalization range.
Under normal circumstances, the Fund will provide exposure to investments that are economically tied to at least three different countries, including the U.S. Under normal circumstances, at least 40% of the Fund’s net assets will provide exposure to investments that are economically tied to countries other than the United States.
The Fund seeks to provide long-term growth of capital while investing in companies that meet certain environmental and social standards. The Fund engages a third party vendor with a global research universe of around 3,500 companies to identify companies that do not meet certain environmental and social standards, which include but are not limited to companies involved in fossil fuels, nuclear power, firearms and armaments, alcohol, cluster munitions, pornography, tobacco and genetic engineering of crops or animals. The portfolio managers then remove those companies that do not meet the environmental and social standards from the Fund’s investable universe. With the remaining investable universe of securities, the security selection process is applied to attempt to systematically evaluate fundamental and behavioral factors to forecast individual security returns and rank these securities based on their attractiveness relative to industry peers. This process includes evaluating each security based on its earnings expectations, market sentiment, management and quality, and value. Using proprietary portfolio construction and risk management tools, the portfolio managers incorporate these individual security return forecasts to construct an optimal portfolio. When constructing the portfolio, securities or investments of any company that falls into specified industries that do not meet the environmental standards may be excluded.
The Fund may, at its discretion, choose to change its social or environmental standards, add additional standards, or modify the application of the standards at any time, without shareholder approval. This will impact investments held by the Fund and may cause certain companies, sectors or industries to be dropped from or added to the Fund’s portfolio.

1                                  Invesco Global Sustainable Equity Fund

Table of Contents
There are no minimum investments for Class R shares for fund accounts. The minimum investments for Class A, C and Y shares for fund accounts are as follows:
Type of Account	Initial Investment Per Fund	Additional Investments Per Fund
Asset or fee-based accounts managed by your financial adviser	None	None

Employer Sponsored Retirement and Benefit Plans and Employer Sponsored IRAs	None	None

IRAs and Coverdell ESAs if the new investor is purchasing shares through a systematic purchase plan	$25	$25

All other types of accounts if the investor is purchasing shares through a systematic purchase plan	50	50

IRAs and Coverdell ESAs	250	25

All other accounts	1,000	50

Tax Information
The Fund’s distributions generally are taxable to you as ordinary income, capital gains, or some combination of both, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or individual retirement account, in which case your distributions generally will be taxed as ordinary income when withdrawn from the tax-deferred account.
Payments to Broker-Dealers and Other Financial Intermediaries
If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and the Fund’s distributor or its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson or financial adviser to recommend the Fund over another investment. Ask your salesperson or financial adviser or visit your financial intermediary’s Web site for more information.

Investment Objective(s), Strategies, Risks and Portfolio Holdings

Objective(s) and Strategies
The Fund’s investment objective is long-term growth of capital. The Fund’s investment objective may be changed by the Board of Trustees (the Board) without shareholder approval.
The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities and other instruments that have economic characteristics similar to such securities. This policy may be changed by the Board, but no change is anticipated. If the Fund’s policy changes, the Fund will notify shareholders in writing at least 60 days prior to implementation of the change.
The Fund invests primarily in equity securities and depositary receipts of U.S. and foreign issuers. The principal types of equity securities in which the Fund invests are common and preferred stocks. A depositary receipt is generally issued by a bank or other financial institution and represents an ownership interest in the common stock or other equity securities of a foreign company. The Fund may also invest in real estate investment trusts (REITs) of domestic and foreign issuers. REITs are trusts that sell equity and or debt securities to investors and use the proceeds to invest in real estate or interests therein.
The Fund is an all-capitalization portfolio, which will invest primarily in securities within the market capitalization range of the MSCI World Index during the most recent 11-month period (based on month-end data) plus the most recent data during the current month. Occasionally it may also hold small-capitalization securities which fall below the market capitalization range. As of May 31, 2016, the capitalization of companies in the MSCI World Index ranged from $899 million to $556.8 billion.
Under normal circumstances, the Fund will provide exposure to investments that are economically tied to at least three different countries, including the U.S. Under normal circumstances, at least 40% of the Fund’s net assets will provide exposure to investments that are economically tied to countries other than the United States. The Schedule of Investments included in the Fund’s annual and semi-annual reports identifies the countries in which the Fund had invested, as of the date of the reports.
The Fund seeks to provide long-term growth of capital while investing in companies that meet certain environmental and social standards. The Fund engages a third party vendor with a global research universe of around 3,500 companies to identify companies that do not meet certain environmental and social standards, which include but are not limited to companies involved in fossil fuels, nuclear power, firearms and armaments, alcohol, cluster munitions, pornography, tobacco and genetic engineering of crops or animals. The portfolio managers then remove those companies that do not meet the environmental and social standards from the Fund’s investable universe. With the remaining investable universe of securities, the security selection process is applied to attempt to systematically evaluate fundamental and behavioral factors to forecast individual security returns and rank these securities based on their attractiveness relative to industry peers. This process includes evaluating each security based on its earnings expectations, market sentiment, management and quality, and value. Using proprietary portfolio construction and risk management tools, the portfolio managers incorporate these individual security return forecasts to construct an optimal portfolio. When constructing the portfolio, securities or investments of any company that falls into specified industries that do not meet the environmental standards may be excluded.
The Fund may, at its discretion, choose to change its social or environmental standards, add additional standards, or modify the application of the standards at any time, without shareholder approval. This will impact investments held by the Fund and may cause certain companies, sectors or industries to be dropped from or added to the Fund’s portfolio.
The portfolio managers will consider selling or reducing a security position (i) if the forecasted return of a security becomes less attractive relative to industry peers or (ii) if a particular security’s risk profile changes.
In attempting to meet its investment objective, the Fund engages in active and frequent trading of portfolio securities.
In anticipation of or in response to market, economic, political, or other conditions, the Fund’s portfolio managers may temporarily use a different investment strategy for defensive purposes. If the Fund’s portfolio managers do so, different factors could affect the Fund’s performance and the Fund may not achieve its investment objective.
The Fund’s investments in the types of securities and other investments described in this prospectus vary from time to time, and, at any time, the Fund may not be invested in all of the types of securities and other investments described in this prospectus. The Fund may also invest in securities and other investments not described in this prospectus.
For more information, see “Description of the Funds and Their Investments and Risks” in the Fund’s SAI.
Risks
The principal risks of investing in the Fund are:
Active Trading Risk. Active trading of portfolio securities may result in high brokerage costs, which may lower the Fund’s actual return. Active trading also may increase the proportion of the Fund’s gains that are short term, which are taxed at a higher rate than long term gains.
Depositary Receipts Risk. Depositary receipts involve many of the same risks as those associated with direct investment in foreign securities. In addition, the underlying issuers of certain depositary receipts, particularly unsponsored or unregistered depositary receipts, are under no obligation to distribute shareholder communications to the holders of such receipts or to pass through to them any voting rights with respect to the deposited
3                                  Invesco Global Sustainable Equity Fund